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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 7)*

                               ARBOR  DRUGS, INC.
                                (Name of Issuer)


                    Common Stock,  par value $.01 per share
                         (Title of Class of Securities)

                                  038760 10 4
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 038760 10 4                13G                Page 2 of 6



1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Eugene Applebaum
           SS# ###-##-####

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      a [ ]
                                                                  b [x]
3          SEC USE ONLY

4          CITIZENSHIP OR PLACE OR ORGANIZATION
           United State of America

                                 5        SOLE VOTING POWER
   NUMBER OF                                4,759,025
     SHARES
  BENEFICIALLY                   6        SHARED VOTING POWER
    OWNED BY                                194,400
      EACH
    REPORTING                    7        SOLE DISPOSITIVE POWER
     PERSON                                 4,759,025
      WITH
                                 8        SHARED DISPOSITIVE POWER
                                            194,400


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,953,425

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*

              See Item 6.

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              30.27%

12          TYPE OF REPORTING PERSON*
                 IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!





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ITEM 1.    NAME OF ISSUER AND ADDRESS

      (a)    Name of Issuer:

                    Arbor Drugs, Inc.

      (b)    Address of Issuer's Principal Executive Offices:

                    3331 West Big Beaver Road
                    Troy, Michigan 48007-2510

ITEM 2.    IDENTITY OF PERSON FILING

      (a)    Name Of Person Filing:

                    Eugene Applebaum

      (b)    Address of Principal Business Office, or if none, Residence:

                    3331 West Big Beaver Road
                    Troy, Michigan 48007-2510

      (c)    Citizenship:

                    United States of America

      (d)    Title of Class of Securities:

                    Common Stock, $0.01 Par Value

      (e)    CUSIP Number:

                    038760 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)   [  ]     Broker or Dealer registered under Section 15 of the Act
(b)   [  ]     Bank as defined in section 3(a)(6) of the Act
(c)   [  ]     Insurance Company as defined in section 3(a)(19) of the Act
(d)   [  ]     Investment Company registered under section 8 of the
               Investment Company Act
(e)   [  ]     Investment Adviser registered under section 203 of the
               Investment Advisers Act of 1940
(f)   [  ]     Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974
               or Endowment Fund; see Section  240.13d-1(b)(1)(ii)(F)
(g)   [  ]     Parent Holding Company, in accordance with Section
               240.13d-1(b)(ii) (G) (Note:  See Item 7)
(h)   [  ]     Group, in accordance with Section  240.13d-1(b)(1)(ii)(H)

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ITEM 4. OWNERSHIP

      (a)    Amount Beneficially Owned:

             4,953,425

      (b)    Percent of Class:

             30.27%

      (c)    Number of shares as to which such person has:

            (i)  sole power to vote or to direct the vote

               4,759,025

            (ii) shared power to vote or to direct the vote

               194,400

            (iii)    sole power to dispose or to direct the disposition of

               4,759,025

            (iv) shared power to dispose or to direct the disposition of

               194,400

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be a beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Pursuant to separate agreements, Eugene Applebaum has rights of first refusal with respect to certain sales of the shares of Arbor Drugs, Inc. Common Stock owned by Markus M. Ernst and by Mr. Applebaum's wife, Marcia Applebaum. Notwithstanding such rights of first refusal, each of Mr. Ernst and Mrs. Applebaum have the right to receive and the power to direct receipt of dividends from, and the proceeds from the sale of, their respective shares. As of December 31, 1994, the shares to which Mr. Applebaum had rights of first refusal pursuant to the foregoing agreements consisted of 878,725 shares owned by Mr. Ernst 5.37% of the outstanding Common Stock of Arbor Drugs, Inc.) and 84,350 shares owned by Mrs. Applebaum. Mr. Applebaum disclaims any beneficial ownership in such shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
           THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

               N/A
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ITEM 10.  CERTIFICATION

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               January 18, 1995
                                                            Date

                                               /s/ Eugene Applebaum
                                                            Signature

                                               Eugene Applebaum
                                                            Name/Title




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      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

ATTENTION:   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)





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